Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "MADEINUSA.COM LLC",

FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JULY, A.D. 2020,

AT 12:02 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



3347331 8100
SR# 20206491820

Authentication: 203382663
Date: 07-31-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:02 PM 07/30/2020
FILED 12:02 PM 07/30/2020
SR 20206491820 - File Number 3347331

CERTIFICATE OF FORMATION

OF

MadeInUSA.com LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the "limited liability company") is: MadeInUSA.com LLC

SECOND: The address of the registered office of the limited liability company in the State of Delaware is located at: 108 West 13th Street, Wilmington, Delaware 19801. Located in the County of New Castle. The name of the registered agent at that address is Business Filings Incorporated

THIRD: The duration of the limited liability company shall be perpetual.

FOURTH: The name and address of the manager is:
American Manufacturing & Machines, Inc., 712 S. 14th St., Leesburg, Florida 32162

Executed on July 30, 2020

Business Filings Incorporated,
Authorized Person
Mark Williams, A.V.P.